UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

RightNow Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

76657R106

(CUSIP Number)

Greg R. Gianforte

RightNow Technologies, Inc.

136 Enterprise Boulevard

Bozeman, MT 59718

(406) 522-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 76657R106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Greg R. Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 544,265 shares of Common Stock

	8.	Shared Voting Power 3,804,065 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 544,265 shares of Common Stock

	10.	Shared Dispositive Power 3,804,065 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,348,330 shares of Common Stock. See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76657R106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 3,804,065 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 3,804,065 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,804,065 shares of Common Stock. See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76657R106
Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the Schedule 13D that was originally filed on February 14, 2005, and that was amended and restated by Amendment No. 1 filed on May 27, 2005, amended and supplemented by Amendment No. 2 filed on October 13, 2005, amended and supplemented by Amendment No. 3 filed on December 15, 2005, amended and supplemented by Amendment No. 4 filed on March 27, 2006, amended and supplemented by Amendment No. 5 filed on June 20, 2006, amended and supplemented by Amendment No. 6 filed on November 8, 2006 and amended and supplemented by Amendment No. 7 filed on December 14, 2006 (as amended, restated and supplemented, the “Schedule 13D”) by Greg R. Gianforte and his spouse Susan Gianforte (“Mr. and Mrs. Gianforte”).  Mr. and Mrs. Gianforte are filing this Amendment No. 8 as a single joint filing statement on Schedule 13D to update the information regarding their beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of RightNow Technologies, Inc., a Delaware corporation (the “Company”), as a result of certain sales that have occurred under their Rule 10b5-1 plan, certain gifts by Mr. and Mrs. Gianforte and an automatic annual annuity distribution to Mr. Gianforte and an automatic distribution to the remainderman in satisfaction of the obligation of Mr. Gianforte’s grantor retained annuity trust.  Mr. Gianforte is filing this Amendment No. 8 individually and as co-trustee of the Greg Gianforte Revocable Trust U/T/A 5/23/2005 and Susan Gianforte Revocable Trust U/T/A 5/23/2005, Tenants in Common (the “Amended Trusts”).  Mrs. Gianforte is joining Mr. Gianforte in filing this Amendment No. 8 because, as co-trustee with Mr. Gianforte of the above-described trusts, Mrs. Gianforte may be deemed to share voting and dispositive powers over the Common Stock registered in the names of those trusts.  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Items 1, 2, 3, 4, 5 and 7 of the Schedule 13D are amended, supplemented and/or restated as set forth below:

Item 1.	Security and Issuer
Item 1 of the Schedule 13D is amended as follows: the Company’s principal executive offices are located at 136 Enterprise Boulevard, Bozeman, Montana 59718.

Item 2.	Identity and Background
Item 2(b) and Item 2(c) of the Schedule 13D are amended as follows: the Company’s principal business address is 136 Enterprise Boulevard, Bozeman, Montana 59718.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

On April 11, 2007, April 12, 2007 and June 15, 2007, an aggregate of 150,000 shares of Common Stock held by the Amended Trusts were sold at various market prices pursuant to the December 14, 2006 Rule 10b5-1 described under Item 4 of this Schedule 13D.  On July 17, 2007, an automatic annual annuity distribution of 186,665 shares of Common Stock was made to Mr. Gianforte by his grantor retained annuity trust, the Irrevocable Trust, in satisfaction of the trust’s obligation, and an automatic distribution of 455,735 shares of Common Stock was made by the Irrevocable Trust to the

CUSIP No. 76657R106

remainderman, the Greg R. Gianforte Family Trust, in satisfaction of the Irrevocable Trust’s obligation.  On July 24, 2007 and July 25, 2007, an aggregate of 75,000 shares of Common Stock held by the Amended Trusts were sold at various market prices pursuant to the December 14, 2006 Rule 10b5-1 plan described under Item 4 of the Schedule 13D.  On September 14, 2007, Mr. Gianforte gifted an aggregate of 500,000 shares of Common Stock to his grantor retained annuity trust, the East Gallatin River Trust of Greg R. Gianforte (the “River Trust”), for no consideration.  On various dates between October 9, 2007 and October 12, 2007, an aggregate of 100,000 shares of Common Stock held by the Amended Trusts were sold at various market prices pursuant to the December 14, 2006 Rule 10b5-1 described under Item 4 of this Schedule 13D.  On various dates between November 1, 2007 and November 5, 2007, an aggregate of 200,000 shares of Common Stock held by the Amended Trusts were sold at various market prices pursuant to the December 14, 2006 Rule 10b5-1 described under Item 4 of this Schedule 13D.  On November 14, 2007, Mr. and Mrs. Gianforte gifted an aggregate of 3,800,000 shares of Common Stock held by the Amended Trusts to a charitable organization for no consideration.  On November 16, 2007, Mr. and Mrs. Gianforte gifted an aggregate of 500,000 shares of Common Stock held by the Amended Trusts to the Gianforte Charitable Remainder Unitrust #1 (the “Unitrust #1”) for no consideration and an aggregate of 1,250,000 shares of Common Stock held by the Amended Trusts to the Gianforte Charitable Remainder Unitrust #2 (the “Unitrust #2) for no consideration.

Except as indicated above, the information set forth in Item 3 of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following after the third paragraph thereof:

The Rule 10b5-1 plan described in the preceding paragraph automatically terminated in accordance with its own terms at the end of February, 2007.  On December 14, 2006, Mr. Gianforte, as an executive officer and director of the Company and as co-trustee of the Amended Trusts, and Mrs. Gianforte, as the spouse of Mr. Gianforte and as co-trustee of the Amended Trusts, established a plan under Rule 10b5-1 under the Securities Exchange Act of 1934, providing for the periodic selling commencing February 1, 2007 and through February 28, 2008, pursuant to Rule 144, of up to an aggregate of 2,400,000 shares of Common Stock held by the Amended Trusts.  Mr. and Mrs. Gianforte established this plan as part of their individual long-term strategy for asset diversification and liquidity.  This stock selling plan was adopted, and may be amended from time to time, in accordance with guidelines specified by Rule 10b5-1 and the Company’s policies regarding stock transactions.  Transactions under the Rule 10b5-1 plan will be subject to certain price restrictions established under the plan and may be terminated at any time.

Item 4 of the Schedule 13D is amended and supplemented by adding the following after the seventh paragraph thereof:

The gift of shares of Common Stock to the River Trust was made for estate planning purposes.  By operation of its terms, within 105 days after September 14, 2008, the River Trust will distribute to Mr. Gianforte approximately 49.57365% of the fair market value (measured as of September 14, 2007) of the 500,000 shares of Common Stock held by the River Trust.  Within 105 days after September 14, 2009, the River Trust will distribute to Mr. Gianforte approximately 120% of the amount distributed in the prior year.  Any amounts remaining in the River Trust after such distributions will be distributed to the children and certain other family members of Mr. Gianforte or, if they shall not be living, to the Gianforte Family Charitable Trust or, if that trust is no longer a tax-exempt entity, the National Christian Charitable Foundation.

CUSIP No. 76657R106

The gift of shares of Common Stock to the Unitrust #1 was made for estate planning purposes.  By operation of its terms, the Unitrust #1 will distribute to Mr. and Mrs. Gianforte (and the survivor of them) from net income and/or principal, in equal installments at the end of each calendar quarter, an amount equal to 5% of the net fair market value (measured annually on the first day of each taxable year of the trust) of the 500,000 shares of Common Stock held by the Unitrust #1.  Upon the death of the survivor of Mr. and Mrs. Gianforte, the remaining principal and income of the Unitrust #1 will be distributed to the Gianforte Family Charitable Trust.

The gift of shares of Common Stock to the Unitrust #2 was made for estate planning purposes.  By operation of its terms, the Unitrust #2 will distribute to Mr. and Mrs. Gianforte (and the survivor of them) from net income and/or principal, in equal installments at the end of each calendar quarter until November 16, 2017, an amount equal to 8% of the net fair market value (measured annually on the first day of each taxable year of the trust) of the 1,250,000 shares of Common Stock held by the Unitrust #2.  After November 16, 2017, the remaining principal and income of the Unitrust #2 will be distributed to the Gianforte Family Charitable Trust.

Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)           As of the date hereof, Mr. Gianforte beneficially owns, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 4,348,330 shares of Common Stock, constituting approximately 13.0% of the total number of shares of the Company’s Common Stock outstanding, and Mrs. Gianforte beneficially owns, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 3,804,065 shares of Common Stock, constituting approximately 11.4% of the total number of shares of the Company’s Common Stock outstanding.  The approximate percentage of shares of Common Stock beneficially owned by Mr. and Mrs. Gianforte is based upon 33,417,338 shares of the Company’s Common Stock which is the total number of shares of the Company’s Common Stock outstanding as of the date hereof.

The amount disclosed as beneficially owned by Mr. and Mrs. Gianforte does not include an aggregate of 3,812,050 shares of Common Stock held by the Gianforte Family Charitable Trust, a tax-exempt private foundation.  Mr. and Mrs. Gianforte disclaim beneficial ownership of the shares held by such tax-exempt private foundation pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

Part (b) of Item 5 of the Schedule 13D is amended and restated to read as follows:

(b)           As co-trustees of the Amended Trusts, Mr. and Mrs. Gianforte share the power to vote or to direct the vote, and share the power to dispose of or to direct the disposition of, the 1,554,065 shares of Common Stock held by the Amended Trusts.  Mr. Gianforte has sole voting and dispositive power over the 544,265 shares of Common Stock owned directly by him.  Mr. and Mrs. Gianforte share the

CUSIP No. 76657R106

power to direct the vote, and share the power to direct the disposition of, the 500,000 shares held by the River Trust.  As co-trustees of the Unitrust #1 and the Unitrust #2, Mr. and Mrs. Gianforte share the power to vote or to direct the vote, and share the power to dispose of or to direct the disposition of, the 500,000 shares of Common Stock held by the Unitrust #1 and the 1,250,000 shares of Common Stock held by the Unitrust #2.

Part (d) of Item 5 of the Schedule 13D is amended and restated to read as follows:

(d)           During the two-year term of the River Trust, Mr. Gianforte is the only person that has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the River Trust.  At the expiration of the two-year term of the River Trust, the contingent remainder beneficiaries of the River Trust have the right to receive dividends from, or the proceeds from the sale of, any remaining shares of Common Stock held by the River Trust.  Such interest does not relate to more than five percent of the Common Stock.  Mr. Gianforte is the only person that has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by him.  Mr. or Mrs. Gianforte (or their children, descendents, certain other family members or other contingent charitable beneficiaries) have the right, in their capacities as beneficiaries of the Amended Trusts, to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Amended Trusts.  Such interest does not relate to more than five percent of the Common Stock.  During the term of the Unitrust #1, Mr. and Mrs. Gianforte have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Unitrust #1.  At the expiration of the term of the Unitrust #1, the remainder charitable beneficiary of the Unitrust #1 has the right to receive dividends from, or the proceeds from the sale of, any remaining shares of Common Stock held by the Unitrust #1.  Such interest does not relate to more than five percent of the Common Stock.  During the term of the Unitrust #2, Mr. and Mrs. Gianforte have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Unitrust #2.  At the expiration of the term of the Unitrust #2, the remainder charitable beneficiary of the Unitrust #2 has the right to receive dividends from, or the proceeds from the sale of, any remaining shares of Common Stock held by the Unitrust #2.  Such interest does not relate to more than five percent of the Common Stock.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

Item 7.	Material to Be Filed as Exhibits

1.             Joint Filing Agreement dated November 26, 2007 between Mr. and Mrs. Gianforte, filed herewith as Exhibit 99.1.

Except as indicated above, the remaining information set forth in the Schedule 13D remains unchanged.

CUSIP No. 76657R106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2007
Date

/s/ Vicki Pollington
Signature

Vicki Pollington, as Attorney-in-Fact for Greg R. Gianforte, Chairman, Chief Executive Officer and President of RightNow Technologies, Inc.
Name/Title

November 26, 2007
Date

/s/ Vicki Pollington
Signature

Vicki Pollington, as Attorney-in-Fact for Susan Gianforte
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)